Exhibit 99.4

May 21, 2003

TO: United States Securities and Exchange Commission

RE: Provident Energy Trust (“Provident”) – Annual Report on Form 40-F

We hereby consent to the use and reference to our name and our reports evaluating Provident’s petroleum and natural gas reserves as at December 31, 2002, as described in the Annual Report on Form 40-F of Provident for the fiscal year ended December 31, 2002 filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and the inclusion of information derived from our reports.

Sincerely,

McDaniel & Associates Consultants Ltd.

“signed by P. A. Welch”
P. A. Welch, P. Eng. Executive Vice President

Suite 2200, Bow Valley Square 3, 255-5th Avenue S.W., Calgary, Alberta T2P 3G6
Tel: (403) 262-5506  Fax: (403) 233-2744  Email: mcdaniel@mcdan.com  Website: www.mcdan.com